Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S CONSENT

We consent to the incorporation by reference in the Registration Statement on Form SB-2 of Minrad International, Inc. of our report dated March 23, 2005, with respect to the consolidated balance sheets of Minrad International, Inc. and Subsidiary (Minrad Inc.) as of December 31, 2004 and September 30, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders' defecit, and cash flows for the three-month period ended December 31, 2004 and the years ended September 30, 2004 and 2003, which report is included in the December 31, 2004 Annual Report on Form 10-KSB of Minrad International, Inc. We also consent to the reference to our Firm under the caption "Experts" in the Prospectus, which is part of this Registration Statement

Freed Maxick & Battaglia, CPAs, PC

Buffalo, New York
July 1, 2005